North Coast Partners, Inc.
4957 Lakemont Blvd. SE, C-4 Suite #239
Bellevue, WA 98006

July 22, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel, Esq.

Re:	North Coast Partners, Inc. - Commission File No. 000-29397 (the “Registrant”) Amendment No. 2 to Preliminary Proxy Statement Filed on May 16, 2008

Dear Mr. Spirgel:

The Registrant is today filing with the Securities and Exchange Commission (the "Commission") Amendment No. 2 to its preliminary proxy statement on Schedule 14A (“Amendment No. 2”), in response to the Commission's comments provided in its letter dated July 18, 2008 with respect to Amendment No. 1 to the Registrant’s preliminary proxy statement, which was filed with the Commission on July 11, 2008. In addition, the Registrant hereby provides the following responses to the Commission's comments:

General

Comment: Please note that pursuant to Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T, your next amendment and any other amendments to the proxy statement must be marked to identify paragraphs where changes were made and filed on EDGAR. The marked copy that is filed electronically is in addition to the unmarked copy that you will file.

Response: A marked copy of Amendment No. 2 has been filed electronically, identifying paragraphs where changes were made, in addition to the unmarked copy of Amendment No. 2 which has been filed.

Proposal No. 1

Comment: We note your disclosure that pursuant to the merger agreement, in the event that you do not consummate a merger or business combination with another company within 90 days of the closing of the merger with Montavo, the stockholders of Montavo will be entitled to receive additional shares of your common stock so that they own, in the aggregate, 60% of your issued and outstanding common stock. Please expand your disclosure to discuss whether any other merger or business combination is currently contemplated and, if so, whether a target has already been identified and the status of any negotiations with respect to such merger or business combination.

Response: The disclosure in Amendment No. 2 has been expanded to indicate that the Registrant is not currently contemplating a merger or business combination with any other company, the Registrant has not identified a potential target for any such merger or business combination and is not conducting any negotiations with respect to any such merger or business combination. The expanded disclosure appears on page 7 of Amendment No. 2, in the second paragraph under the caption The Merger.

The Registrant hereby acknowledges that:

-	The Registrant is responsible for the adequacy and accuracy of the disclosure in Amendment No. 2;

-	Comments of the staff of the Commission, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to Amendment No. 2; and

-	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further questions or comments to the Registrant’s counsel, David Lubin, Esq., at telephone number (516) 887-8200.
Very truly yours, NORTH COAST PARTNERS, INC. /s/ Brook W. Lang By: Brook W. Lang Title: Chief Executive Officer